UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42581

COSTAMARE

BULKERS HOLDINGS LIMITED
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Notice Regarding Availability of Certain Costamare Inc. Q1 Financial Information

Costamare Inc., from which Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) was separated as a new, standalone public company by way of a pro rata distribution of Costamare Bulkers shares to Costamare Inc. shareholders on Tuesday, May 6, 2025, furnished on May 8, 2025 unaudited financial results for the three-months period ended March 31, 2025 (the “CMRE Q1 Earnings Release”) on a Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”). Costamare Inc. expects to furnish unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2025 (the “CMRE Q1 Financial Statements”) on a Form 6-K with the SEC during the week of May 12, 2025. The CMRE Q1 Earnings Release is available on the SEC’s website at www.sec.gov and the CMRE Q1 Financial Statements will become available at the same site when furnished.

The CMRE Q1 Earnings Release includes certain operational and other information related to the owned dry bulk vessels and the dry bulk operating platform (together, the “Dry Bulk Business”), both of which were separated from Costamare Inc. on May 6, 2025 to create Costamare Bulkers. The CMRE Q1 Financial Statements will include segmental financial information for the Dry Bulk Business.

The Costamare Bulkers business is composed of Costamare Inc.’s former Dry Bulk Business and serves as the holding company of (i) the subsidiaries that held, hold or were formed for the purpose of holding dry bulk vessels formerly owned, directly or indirectly, by Costamare Inc. and (ii) Costamare Bulkers Inc., which contains the dry bulk operating platform.

The information for the Dry Bulk Business reported in the CMRE Q1 Earnings Release and the CMRE Q1 Financial Statements may differ substantially from what the Company would have reported for the periods presented because such information reflects the performance of the Dry Bulk Business as a segment of Costamare Inc. instead of the performance of Costamare Bulkers as a standalone company. The segmental financial information for the Dry Bulk Business reported in the CMRE Q1 Financial Statements may not reflect all of the actual expenses that would have been incurred if Costamare Bulkers had operated on a standalone basis during the periods presented and may not reflect the results of operations and financial position that the Company would have achieved had it operated as a standalone company during the periods presented. Additionally, such segmental financial information is not directly comparable to the Costamare Bulkers predecessor combined carve-out financial statements included in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

The Company expects to publish its first standalone financial results beginning with the six-month period ended June 30, 2025.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. There can be no guarantee that Costamare Bulkers will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the separation from Costamare Inc., that shareholders will achieve any particular level of shareholder returns or that the spin-off of Costamare Bulkers will be in the best interests of shareholders. For a discussion of some of the risks and important factors that could affect future results, see the discussions in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

COSTAMARE BULKERS HOLDINGS LIMITED

By:	/s/ Gregory Zikos
Name:	Gregory Zikos
Title:	Chief Executive Officer